UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainmakers Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3500
(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NIXON 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway STE 1100	Atlanta	Georga	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jim Soleymanlou__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Rainmakers Partners, LLC__ as

of ____December 31____ , __2017__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

— N/A —

Notary Public

This report ** contains (check all applicable boxes):

JONATHAN R PARMAR
Notary Public – State of New York
NO. 01PA6365256
Qualified in Kings County
My Commission Expires Oct 2, 2021

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*



NEW YORK 'ALL-PURPOSE' ACKNOWLEDGMENT
REAL PROPERTY LAW §309-a

State of New York
County of New York } ss.

On the 22nd day of February in the year 2018 before me,
Day / Month / Year

the undersigned personally appeared Djamchid Soleymanlou,
Name of Signer

(and N/A) personally known to me or
Name of Additional Signer, if Any

proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Signature of Notary Public
Notary Public — State of New York

Place Seal Below OR Complete Lines Below

JONATHAN R PARMAR
Notary Public – State of New York
NO. 01PA6365256
Qualified in Kings County
My Commission Expires Oct 2, 2021

Jonathan R. Parmar
Name of Notary

New York
Name of County in Which Originally Qualified

10/2/21
Commission Expiration Date

New York
Name of County in Which Certificate of Official Character Filed (if required)

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Letter

Document Date: 12/31/17 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

© 2013 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5925

RAINMAKERS PARTNERS, LLC.

Financial Statements and Schedules
as of December 31, 2017
With
Report of Registered Independent Public Accounting Firm

RAINMAKERS PARTNERS, LLC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RainMakers Partners, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2007.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets		
Cash and Cash Equivalents	$	9,307
Prepaid Expenses		1,444
Total Current Assets		10,751
Other Assets		
Investment in Partnership		29,010
Total Assets	$	39,761

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	2,691
Member's Equity		37,070
Total Liabilities and Member's Equity	$	39,761

See Accompanying Notes.

2

RAINMAKERS PARTNERS, LLC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Retainer Fees	$	10,000
Total Revenues		10,000
Operating Expenses		
Commissions Paid to Member		7,500
Occupancy		2,952
Consulting Services		14,761
Regulatory Expenses		3,893
Other Operating Expenses		45,845
Total Operating Expenses		74,951
Net Loss	$	(64,951)

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - December 31, 2016	$	98,021
Contribution by Member		4,000
Net Loss		(64,951)
Balance - December 31, 2017	$	37,070

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(64,951)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations:		
Decrease in Deposits and Prepaids		173
Decrease in Accounts Payable and Accrued Expenses		(8,949)
NET CASH USED IN OPERATING ACTIVITIES		(73,727)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contribution		4,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		4,000
NET DECREASE IN CASH		(69,727)
CASH BALANCE:		
Beginning of Period		79,034
End of Period	$	9,307

See Accompanying Notes.

5

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Rainmakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax position and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> Placement fees are based on terms specifically agreed upon with each client and are generally a percentage of capital raised from investors introduced by the Company. These fees are recognized and recorded when capital raised has occurred.

<u>Date of Management's Review:</u> Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements — In May 2014, the Financial Accounting Standards Boards (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B -NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $6,616, which was $1,616 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 40.67 to 1.0.

NOTE C – LEASES

The Company leases office space under a month-to-month lease. Rent expense for the year ended December 31, 2017 was approximately $2,952.

NOTE D - CONCENTRATIONS

Revenues during 2017 was earned from one customer.

NOTE E - RELATED PARTY TRANSACTIONS

During 2017 the Company paid a related party with the same member that is located in France, approximately $14,761 for hourly consulting fees. The foreign related party is engaged in unregulated foreign transactions similar to the business of the Company. Financial position and results of operations might differ from the amounts in the accompanying financial statements, if the foreign related party did not exist.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

RAINMAKERS PARTNERS, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Member's Equity	$	37,069
Less; Non-allowable Assets:		
Investment in Partnership		29,010
Prepaid Expenses		1,443
Net Capital Before Haircuts		6,616
Less Haircuts		-
Net Capital		6,616
Minimum Net Capital Required		5,000
Excess Net Capital	$	1,616
Total Aggregrate Indebtedness	$	2,691
Net Capital Based on Aggregate Indebtedness	$	179
Percentage of Aggregate Indebtedness to Net Capital		40.67%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN A PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and as net capital reported above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) RainMakers Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RainMakers Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) RainMakers Partners, LLC stated that RainMakers Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RainMakers Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RainMakers Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



Rainmakers
PARTNERS

EXEMPTION REPORT REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER31, 2017

To the best knowledge and belief of RainMakers Partners, LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2017.

Djamchid (Jim) Soleymanlou
President